Innodata Isogen, Inc. Three University Plaza Hackensack, NJ 07601 T (201) 371-8000 F (201) 488-3341 www.innodata-isogen.com

Via Edgar

November 2, 2010

Mr. Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innodata Isogen, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 11, 2010
File No. 000-22196

Dear Mr. Shuman:

This is our response to the comments in your letter dated October 5, 2010. The relevant portions of your comments are reproduced in bold and our response to both comments follows afterwards.

First Comment:

General

1.	[….] Please file an amended Form 10-K disclosing the names of your significant customers.

Second Comment:

Item 1.  Description of Business
Clients, page 5

2.
Please include more detail about your contractual arrangements with your top two customers in your amended Form 10-K.  For example, disclose that you have separate agreements with multiple affiliates of one customer.  Also, disclose the term and termination provisions of the agreements, as well as other material terms of the agreements.  Please also specify the revenue attributed to each of your top two customers.  Confirm in your response letter that you will provide similar disclosure, as applicable, in future filings.

United States Securities and Exchange Commission
Re: Innodata Isogen, Inc.
November 2, 2010

Our response

We will on or before November 30, 2010 file an amendment to our Form 10-K for 2009 that sets out the information you request in your Comments. The amendment will consist of an Explanatory Note and an amended Item 1. The amendments to Item 1 will all be contained under the heading “Clients.”

The Explanatory Note will read as set forth below. The information under “Clients” will read as set forth below after the Explanatory Note, except that the references to “client 1” and “client 2” will be replaced with the actual names of the clients, and the revenue and percentage blanks will be completed.

EXPLANATORY NOTE

We are filing this Amendment to amend the information under “Clients” in Item 1 of our Form 10-K for 2009 originally filed on March 11, 2010, to include the names and revenues of clients that generated 10% or more of our total revenues in 2009, and also to include a general description of our contractual arrangements with these clients.

This Amendment speaks as of March 11, 2010 which is the date when we filed our Form 10-K. It does not reflect events after March 11, 2010.
_____
Clients

Revenues from [client 1] in the fiscal year ended 2009 were approximately $__ million, or __% of total revenues. Revenues from affiliates of [client 2] in the fiscal year ended 2009 were approximately $__ million or __% of total revenues. No other client generated more than 10% of our revenues in 2009. [client 1] and affiliates of [client 2] together generated approximately 44%, 47% and 49% of our total revenues in the fiscal years ended December 31, 2009, 2008 and 2007, respectively. Revenues from clients located in foreign countries (principally in Europe) accounted for 21%, 21% and 23% of our total revenues for each of these respective fiscal years.

We have long-standing relationships with many of our clients. We have been continually providing services to [client 1] and affiliates of [client 2] for over nine years. Many of our clients are recurring clients, meaning that they have continued to provide additional projects to us after their initial engagement. Our track record of delivering high-quality services helps us to solidify client relationships and gain increased business from our existing clients. As a result, our history of client retention enables us to derive a significant proportion of revenue from repeat clients.

Our contractual arrangements with [client 1] consist of a master services agreement (“MSA”) and separately agreed to statements of work (“SOWs”) for specific services. The MSA automatically renews on an annual basis unless terminated by either party on 60 days’ prior notice. [client 1] may terminate the MSA on 30 days’ notice, and it may terminate the SOWs on notice periods ranging from 30 days to 90 days. The MSA and SOWs may also be terminated by either [client 1] or the Company on notice periods of 30 days or less for “cause,” or on insolvency related events or changes of control of the other party. The MSA also contains confidentiality, limitation of liability, indemnification and other standard provisions.

United States Securities and Exchange Commission
Re: Innodata Isogen, Inc.
November 2, 2010

Our contractual arrangements with affiliates of [client 2] consist of three MSAs and separately agreed to SOWs for specific services. Two of the MSAs have indefinite terms, and the third has a term that ends in February 2014. Affiliates of [client 2] may terminate one MSA without prior notice, the second on six months’ notice and the third on three months’ notice, and they may terminate their respective SOWs on notice periods of up to 180 days. They may also terminate certain of the MSAs and SOWs on notice periods of 90 days or less for “cause” and for insolvency related events, and on changes of control, force majeure and the imposition of certain price increases by the Company that are not acceptable to them. The Company may terminate two of the MSAs on notice periods of 180 days, and it may also terminate certain of the MSAs and SOWs for “cause”, insolvency related events affecting the Affiliates of [client 2], and certain other defined events. The MSAs contain confidentiality, limitation of liability, indemnification and other standard provisions.

Our agreements with our other clients are in most cases terminable on 30 to 90 days' notice. A substantial portion of the services we provide to our clients is subject solely to their requirements.

We confirm that that we will provide similar disclosure, as applicable, in future filings.

If you have any questions please contact me by telephone at 201-371-8010 or by facsimile at 201-488-3341.

Sincerely,
/s/ Jack Abuhoff
Jack Abuhoff
Chairman of the Board,
Chief Executive Officer and President